ASX/MEDIA RELEASE	25 May 2006

BrachySilTM Liver Programme: Expansion of Multicentre Clinical Trial

Boston, MA. and Perth, Australia – Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that the scope of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer has expanded to encompass a roll-out to further clinical centres in new Asian territories. In addition to the five centres currently active in Singapore, and centres in Vietnam and Malaysia, new centres are being negotiated in the Philippines and Taiwan.

A phase IIb clinical trial commenced in October 2005 with BrachySil™ (32-P BioSilicon™) as a potential new treatment for inoperable primary liver cancer (hepatocellular carcinoma, HCC). pSivida is also progressing a formal dialogue with the FDA relating to the U.S. programme for HCC and pancreatic cancers. This active discourse has provided valuable information for pSivida to advance its programme planning in the U.S. market.

The study, which was designed in collaboration with Singapore General Hospital (SGH) and approved by the Singaporean regulatory authority (Health Sciences Authority), is designed to determine the optimal dose of BrachySil™ in treating inoperable HCC. Patients will be evaluated up to 12 months after treatment. The endpoints will be based on evaluations of patient safety and target tumour responses, as well as overall survival.

A phase IIa study conducted at SGH that commenced in June 2004 on eight patients with advanced liver cancer showed BrachySil™ to be both safe and well tolerated. All patients experienced a decrease in the size of their tumours, with some experiencing complete regression. To date, six of the eight patients are still alive.

Phase IIa BrachySilTM trials for the treatment of pancreatic cancer to be conducted in hospitals in London and Singapore are expected to commence next month. Pancreatic cancer typically has one of the lowest cancer survival rates and represents a further important clinical indication for BrachySilTM with a high unmet need.

“We are delighted to announce that the liver cancer programme will now be supported by a larger number of clinical centres in the key Asian region, and that clinical evaluation of the BrachySilTM product in pancreatic cancer remains on track,” said pSivida CEO, Mr. Gavin Rezos. “Our target is to generate value for our lead oncology product in all key markets, particularly the US for which the active dialogue with the FDA is a key component.”

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; the failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; the failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure to commence Phase IIa BrachySilTM trials for the treatment of pancreatic cancer; the failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate pSivida Inc’s operations and employees; the failure of the pSivida Inc’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur™; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME; failure to achieve cost savings; failure to execute on US growth strategy. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.